FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 22, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




     Interests of Directors and Persons Discharging Managerial Responsibility

   GlaxoSmithKline Performance Share Plan & GlaxoSmithKline Share Option Plan

On 21 February 2006 the Company granted to senior executives in the Group, including the Executive Directors, awards and options under the terms of the GlaxoSmithKline Performance Share Plan and the GlaxoSmithKline Share Option Plan (the Plans), which are subject to performance conditions. These plans were both approved by shareholders on 31 July 2000. Dr Yamada is excluded from the grant of awards and options as he retires from the Company within 6 months of the date of the grant on 1 June 2006.

The Company, the Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) were informed of these changes on 21 February 2006. This announcement includes details in respect of PDMRs in accordance with the changes to the Listing and Disclosure Rules, issued by the UK Listing Authority, following the implementation of the Market Abuse Directive with effect from 1 July 2005.

Performance Share Plan

Under the terms of the Performance Share Plan, awards designate a number of Ordinary Shares or American Depositary Shares (ADSs) that may be awarded, with the percentage of awards vesting subject to a performance condition which applies over a three year measurement period which commenced on 1 January 2006 and will end on 31 December 2008.

The performance condition compares the Total Shareholder Return (TSR) of the Company's shares with the TSR of the shares of 13 comparator companies over the three year period (being the same comparator group as described in the Company's 2004 Annual Report). No awards will vest if the Company delivers returns below 7th position in the comparator group (excluding GSK), with a sliding scale applying up to 100% vesting for first or second position in the comparator group.

Details of the awards granted to the eligible Executive Directors and PDMRs on 21 February 2006 are as follows:

                                         Number of Ordinary Shares potentially vesting

                      Equal to   Equal to 6th   Equal to 5th   Equal to 4th   Equal to 3th    Equal to or
                      or less      position       position       position       position       above 2nd
                      than 7th                                                                 position
                      position
Mr J S Heslop*          Nil         48,000         61,000         74,000         87,000         100,000
Mr R Bondy              Nil         36,960         46,970         56,980         66,990         77,000
Mr J Clarke             Nil         36,960         46,970         56,980         66,990         77,000
Mr M Dunoyer            Nil         13,920         17,690         21,460         25,230         29,000
Mr A Witty              Nil         36,960         46,970         56,980         66,990         77,000
Mrs J Younger           Nil         8,400          10,675         12,950         15,225         17,500

* Denotes an Executive Director.




                                          Number of American Depositary Shares (ADSs)

                                                      potentially vesting



                                         (N.B. One ADS represents two Ordinary Shares)

                      Equal to   Equal to 6th   Equal to 5th   Equal to 4th   Equal to 3th    Equal to or
                      or less      position       position       position       position       above 2nd
                      than 7th                                                                 position
                      position
Dr JP Garnier*          Nil        105,600        134,200        162,800        191,400         220,000
Dr F Calhoun            Nil         12,000         15,250         18,500         21,750         25,000
Dr R Greig              Nil         12,000         15,250         18,500         21,750         25,000
Mr D Phelan             Nil         18,480         23,485         28,490         33,495         38,500
Dr D Pulman             Nil         12,000         15,250         18,500         21,750         25,000
Mr D Stout              Nil         43,200         54,900         66,600         78,300         90,000
Mr C Viehbacher         Nil         18,480         23,485         28,490         33,495         38,500

* Denotes an Executive Director.


Where the Company's position falls between the 2nd and 7th placed company, the level of vesting between the minimum and maximum figures set out above will be calculated based on the Company's TSR relative to the TSR of the comparator companies immediately above and below it.

Share Option Plan

Under the terms of the Share Option Plan, options allow the holder to buy Ordinary Shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. Options were granted on 21 February 2006 with a subscription price of GBP14.68 (or US$51.02 in the case of ADSs).

The Performance Period will be the three financial years of the Company that started on 1 January 2006 and ending on 31 December 2008. To the extent that the Option does not vest at the end of the Performance Period, it will immediately lapse.

The performance condition compares the compound annual increase in the Company's earnings per share (EPS) with the increase in the Retail Prices Index (RPI) over the performance period. No options vest unless the Company's EPS increase exceeds RPI by 3%p.a., with 50% vesting for an increase of 3%p.a. in excess of RPI and a sliding scale applying up to 100% vesting for an increase of 6%p.a. or more in excess of RPI, up from 5% p.a. with respect to the options granted in 2004.

Details of the Options granted to the eligible Executive Directors and PDMRs on 21 February 2006 are as follows:

                                         Number of Ordinary Shares potentially vesting


                        Less than      RPI+3%p.a.      RPI+4%p.a.      RPI+5%p.a.     RPI+6%p.a. or more
                        RPI+3%p.a.
Mr J S Heslop*             Nil           115,500         154,000         192,500            231,000
Mr R Bondy                 Nil           88,750          118,333         147,917            177,500
Mr J Clarke                Nil           88,750          118,333         147,917            177,500
Mr M Dunoyer               Nil           35,000          46,667          58,333             70,000
Mr A Witty                 Nil           88,750          118,333         147,917            177,500
Mrs J Younger              Nil           20,500          27,333          34,167             41,000

* Denotes an Executive Director.





                                              Number of ADSs potentially vesting

                                          (N.B. One ADS represents 2 Ordinary Shares)


                        Less than      RPI+3%p.a.      RPI+4%p.a.      RPI+5%p.a.     RPI+6%p.a. or more
                       RPI+3%p.a.
Dr JP Garnier*             Nil           250,000         333,333         416,667            500,000
Dr F Calhoun               Nil           28,750          38,333          47,917             57,500
Dr R Greig                 Nil           28,750          38,333          47,917             57,500
Mr D Phelan                Nil           44,375          59,167          73,958             88,750
Dr D Pulman                Nil           28,750          38,333          47,917             57,500
Mr D Stout                 Nil           105,000         140,000         175,000            210,000
Mr C Viehbacher            Nil           44,375          59,167          73,958             88,750

* Denotes an Executive Director.





S M Bicknell
Company Secretary

22 February 2006

Enquiries:
UK Media enquiries:                                    Philip Thomson          (020) 8047 5502
                                                       David Mawdsley          (020) 8047 5502
                                                       Chris Hunter-Ward       (020) 8047 5502
                                                       Alice Hunt              (020) 8047 5502

US Media enquiries:                                    Nancy Pekarek           (215) 751 7709
                                                       Mary Anne Rhyne         (919) 483 2839
                                                       Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:                   Duncan Learmouth        (020) 8047 5540
                                                       Anita Kidgell           (020) 8047 5542
                                                       Jen Hill                (020) 8047 5543

US Analyst/ Investor enquiries:                        Frank Murdolo           (215) 751 7002
                                                       Tom Curry               (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 22, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc